Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com

February 15, 2019

Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Edward P. Bartz, Esq.
Senior Counsel

Re:	Tortoise Essential Assets Income Term Fund (formerly

Tortoise Essential Assets Income 2024 Term Fund, Inc.) (the “Fund”)

Registration Statement on Form N-2

File Nos. 333-217430 and 811-23248

To the Commission:

On behalf of the Fund, this letter is in response to the telephonic comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on February 13, 2019 with respect to correspondence filed on February 8, 2019 in response to comments provided on Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 filed on January 14, 2019 (the “Registration Statement”) in connection with the registration of the Fund’s common shares. Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. All page references refer to the Registration Statement. Set forth below are the staff’s comments and the Fund’s responses. The Fund is filing Pre-Effective Amendment No. 3 to the Registration Statement concurrently with this correspondence.

General

Comment (1)    Please confirm that the underwriter compensation has been approved by FINRA.

Response:    The requisite filing with FINRA in connection with this offering has been made. The Fund will provide confirmation of approval prior to requesting effectiveness of the Registration Statement.

Fee and Expense Table

Comment (2)    Please confirm that fees waived pursuant to the waiver agreement are not subject to recoupment.

Response:    The Fund confirms that the fees waived pursuant to the waiver agreement are not subject to recoupment.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

February 15, 2019

Comment (3)    With respect to the waiver, please revise footnote 6 to the fee table provided in the correspondence dated February 8, 2019 to provide the termination date of the waiver or state that the waiver will be in effect for one year from the effective date of the registration statement.

Response:    The Fund has revised the footnote to state that the waiver agreement will remain in effect for one year from the effective date of the Registration Statement.

Comment (4)    Please add the $15 transaction fee that shareholders of the Dividend Reinvestment Plan may be charged by the transfer agent to the fee table and express such amount on a dollar basis.

Response:    For the information of the staff, the terms of the Dividend Reinvestment Plan have been modified to eliminate transaction fees charged to participants by the plan agent. Accordingly, the Fund has removed the $15 per transaction fee from the fee table as the plan no longer provides for participants to bear this fee. The Fund has retained footnote disclosure regarding brokerage commissions that participants may be charged. The Fund has updated the Section captioned “Automatic Dividend Reinvestment Plan” to reflect this change to the plan.

Comment (5)    Please confirm whether the Fund will consolidate financial statements of the Subsidiary for financial reporting purposes and whether expenses of the Subsidiary are reflected in the fee and expense table.

Response:    To the extent that the Fund forms one or more Subsidiaries, the Fund confirms that for financial reporting purposes, based on the structure of the Subsidiaries described in the Registration Statement and accounting guidance currently in effect, it intends to consolidate the financial statements of such Subsidiaries, if any, with those of the Fund. Accordingly, the Fund confirms that fees and expenses of the Subsidiary have been taken into account for purposes of the fee and expense table presentation in the Registration Statement. In that regard, the Fund notes (1) there are no management or other asset-based fees charged at the Subsidiary level, (2) the Fund intends to execute all borrowings or other forms of leverage at the Fund level and not a Subsidiary level, and (3) estimated “Other Expenses” include estimated expenses of the Subsidiary for the Fund’s initial year of operations.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or Jacob C. Tiedt at (312) 609-7697.

Very truly yours, /s/ Deborah Bielicke Eades Deborah Bielicke Eades